

Stacy A. Swann · 3rd

CEO and Founding Partner at Climate Finance Advisors, Benefit LLC

Washington D.C. Metro Area · 500+ connections · **Contact info**

Climate Finance Adv...
BLLC

American University
Kogod School of Bus...

Experience



CEO
Climate Finance Advisors, BLLC
Jul 2015 – Present · 5 yrs
Washington D.C. Metro Area

Climate Finance Advisors is a women-owned, Benefit LLC, with the explicit purpose of creating a material positive impact on society and the environment. Our mission is to facilitate the acceleration of sustainable, climate-smart investments, and to ensure climate considerations are integrated into financial products, services and policies in order to make investment more resilient.

Adjunct Professor
American University - Kogod School of Business
Sep 2017 – Present · 2 yrs 10 mos
Washington D.C. Metro Area

Managing for Climate Change: Business and Financial Implications of a Warmer Planet

Adjunct Professor
The Johns Hopkins University - Paul H. Nitze School of Advanced International Studies (SAIS)
Jan 2016 – Present · 4 yrs 6 mos

Washington D.C. Metro Area
Adjunct Professor: Risk, Climate Finance, and Sustainable Infrastructure

CEO & Founding Partner
Climate Finance Advisors, Benefit LLC
Aug 2015 – Present · 4 yrs 11 mos
Washington D.C. Metro Area

Climate Finance Advisors is a Washington, DC based consulting firm with experience working i
both finance and climate policy, and understands how to translate climate finance policy into
practical action that delivers results.

…see mor



World Bank Group
12 yrs 8 mos

Climate Finance
Jan 2003 – Aug 2015 · 12 yrs 8 mos

Task Force to Catalyze Climate Action
Apr 2013 – Apr 2014 · 1 yr 1 mo
Washington D.C. Metro Area

Selected by Vice President as one of four-member special task force convened to build suppo
with governments and international organizations on critical issues related to climate change
and mobilizing finance. Specific role assisting governments in the development of strategies to
scale up action to address climate change, remove fossil fuel subsidies, implement …see mor

Show 4 more experiences ⌄

Education



American University - Kogod School of Business
Master of Business Administration (MBA), MBA - International Finance and Development
Economics
2003 – 2005



Harvard University
Masters, Middle East Studies
1994 – 1997



Harvard University

Licenses & Certifications



Trained Climate Reality Leader
The Climate Reality Project
Issued Feb 2015 · No Expiration Date

Volunteer Experience

Board Member - Treasurer
Clara Barton Center for Children
Sep 2010 – May 2012 · 1 yr 9 mos
Children

Served on the Board of Clara Barton Center for Children for two years as Treasurer.

Board Member
Bannockburn Swim Club
Sep 2009 – Sep 2011 · 2 yrs 1 mo
Children



Vice Chair Board Of Directors, Chair - Investment Committee
Montgomery County Green Bank
Jun 2016 – Present · 4 yrs 1 mo
Economic Empowerment

The Montgomery County Green Bank is a publicly-chartered nonprofit corporation dedicated to accelerating affordable energy efficiency and clean energy investment in Montgomery County, MD. We partner with the private sector to build a more inclusively prosperous, resilient, sustainable, and healthy community. Our work supports Montgomery County's goal to reduce its greenhouse gas emissions.

Show 2 more experiences ⌄

Skills & Endorsements

Emerging Markets · 34

 Endorsed by **Vikram Widge and 1 other who is highly skilled at this**

 Endorsed by **4 of Stacy A.'s colleagues a** Bank Group

Sustainable Development · 33

 Endorsed by **Monika Weber-Fahr and 6 others who are highly skilled at this**

 Endorsed by **4 of Stacy A.'s colleagues a** **Bank Group**

Project Finance · 26

 Endorsed by **Gherardo Vivarelli and 1 other who is highly skilled at this**

 Endorsed by **3 of Stacy A.'s colleagues a** **Bank Group**

Show more ⌄



